(Reference Translation)

(For reference)

May 8, 2014

Toyota Motor Corporation

Holding of Ordinary General Shareholders’ Meeting

1. Date and time:	10:00 a.m., Tuesday, June 17, 2014

2. Venue:	Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi Prefecture

3. Meeting Agenda:

Reports:

Reports on business review, unconsolidated and consolidated financial statements for FY2014 (April 1, 2013 through March 31, 2014) and a report by Accounting Auditor and the Audit & Supervisory Board on the audit results of the consolidated financial statements.

Resolutions:

Proposed Resolution 1:	Distribution of Surplus

Proposed Resolution 2:	Election of 15 Directors

Proposed Resolution 3:	Election of 2 Audit & Supervisory Board Members

Proposed Resolution 4:	Election of 1 Substitute Audit & Supervisory Board Member

Proposed Resolution 5:	Payment of Executive Bonuses

Proposed Resolution 6:	Delegation to our Board of Directors of the Power to Decide the Terms of the Disposition of our Treasury Stock by Way of Third-Party Allotment